Exhibit 99.1

Burcon NutraScience to Present at the 2013 Gateway Conference on September 10

SAN FRANCISCO, CA – August 22, 2013 — Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR), a leader in developing functionally and nutritionally valuable plant-based proteins, has been invited to present at the 2013 Gateway Conference being held on Tuesday, September 10, 2013 at the Palace Hotel in San Francisco.

Burcon is scheduled to present at 8:30 a.m. Pacific time, with one-on-one meetings held throughout the day. Management will discuss the company’s progress, including the commercial rollout of its award-winning CLARISOY™ soy protein and the recent introduction of Peazazz™, a revolutionary protein derived from field peas.

The company’s unique plant protein extraction technology, which is supported by key U.S. patents, has propelled Burcon into an industry-leading position as a developer of premium plant protein ingredients that demonstrate exceptional clarity, solubility, clean taste, sustainability, manufacturing scalability and value for a growing demographic of health-conscious consumers.

For additional information or to schedule a one-on-one meeting visit www.gateway-conference.com and click on the Register/Login tab. You may also email your request to schedule@gateway-conference.com or call John MacLennan at (416) 644-8688.

About the Gateway Conference
The Gateway Conference is designed to provide a unique gateway between influential members of the investment community and a select group of compelling publicly-traded companies. Portfolio managers, research analysts and brokers from buy-side and sell-side institutions will have the opportunity to learn about more than 50 exciting growth companies across a broad range of industries, from technology, business and financial services, digital media and clean-tech to consumer products, retail/e-commerce, life sciences and natural resources. For more information, visit www.gateway-conference.com.

The invitation-only conference is hosted by Liolios Group, one of the nation’s top investor relations agencies, and sponsored by leading firms that service the financial community. For more information about Liolios Group, visit www.liolios.com.

About Peazazz
Derived from field peas, Peazazz’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products. Ideal applications for Peazazz include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products. Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has established a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644-8688
bur@liolios.com